UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report(Date of earliest event reported): August 1, 2024

Landa Financing LLC

(Exact name of issuer as specified in its charter)

Delaware	92-2028006
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

20 W. 22nd Street

Suite 1411

New York, NY 10010

(Address of principal executive offices)

646-905-0931

(Issuer’s telephone number, including area code)

Item 9. Other Events

The following updates certain information found in the offering circular (the “Offering Circular”) of Landa Financing LLC (the “Company”) filed May 2, 2023, which can be found here.

Distribution Declaration

On August 1, 2024, Landa Management LLC (the “Manager”), as manager to the Company, declared and paid a cash distribution (the “Distribution”) for the Company for the month of July 2024 (the “Distribution Period”), in the amount set forth in the table below. For Shares purchased during the Distribution Period, holders of Shares will be eligible to receive distributions (rounded) calculated on a pro-rated basis, based on the number of days in the applicable Distribution Period that such holder owned such Shares.

Cash Available for Distribution	Distribution per Share (1)
$5495.56	$0.047

(1)	Distributions by this Series were made based on the total Shares outstanding as of August 1, 2024.

For any additional information regarding the Shares discussed herein, shareholders should refer to the Offering Circular. Further information detailing the calculation of cash available for distribution for the Company is available on the Landa Mobile App, which is available on iOS and Android devices, and/or the Landa website (www.landa.app).

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 14, 2024

LANDA FINANCING LLC

	By:	Landa Management LLC,
as manager

	By:	Landa Holdings, Inc., as member manager

	By:	/s/ Yishai Cohen
	Name:	Yishai Cohen
	Title:	Chairman, Chief Executive Officer, and President